*** Privatbank Consent Solicitation ***

The consent solicitation is being made solely on the terms and subject to the conditions set forth in the consent solicitation memorandum dated 21-August-15 (the "Memorandum"). Capitalised terms used in this announcement have the meanings ascribed to them in the Memorandum unless otherwise indicated.

This consent solicitation is being made for the securities of a non-US company. The offer is subject to disclosure requirements of a non-US country that are different from those of the United States. Financial statements included in the Memorandum have been prepared in accordance with non-US accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the US federal securities laws, since PrivatBank (as defined below) and the Issuer (as defined below) are located outside of the United States, and some or all of their respective officers and directors may be residents of a country besides the United States. You may not be able to sue a non-US company or its officers or directors in a non-US court for violations of US securities laws. It may be difficult to compel a non-US company and its affiliates to subject themselves to a US court’s judgment.

You should be aware that PrivatBank and any of its subsidiaries may purchase securities otherwise than in connection with the consent solicitation, such as in open market or privately negotiated purchases.

UK SPV CREDIT FINANCE PLC (THE “ISSUER”) ANNOUNCES A CONSENT SOLICITATION IN RESPECT OF THE OUTSTANDING U.S.$200,000,000 9.375 PER CENT. LOAN PARTICIPATION NOTES DUE 2015 ISSUED BY, BUT WITHOUT RECOURSE TO, THE ISSUER FOR THE SOLE PURPOSE OF FUNDING A LOAN TO PRIVATBANK (THE “NOTES”)

The Solicitation

The Issuer (acting on behalf of and solely pursuant to instructions from PrivatBank) has requested that the holders of the Notes approve the following changes to the Conditions, the Loan Agreement, the Agency Agreement and the Trust Deed to take effect on the Effective Date:

1.	The extension of the repayment date of the Loan from 23 September 2015 to 15 January 2016, and the corresponding extension of the final maturity date of the Notes from 23 September 2015 to 15 January 2016 with the last coupon period running from (and including) 23 September 2015 to (but excluding) 15 January 2016, unless the 2016 Notes Restructuring has occurred and notice of such occurrence is given by the Issuer under the Trust Deed to the Trustee and the Principal Paying Agent and to the Noteholders in accordance with Condition 15 of the Notes on or before 5 January 2016, in which case the Loan shall be repaid, and the Notes shall be redeemed, in full (in each case together with any accrued and unpaid interest or additional amounts) on 23 January 2018 or, if such day is not a business day, the next succeeding business day.

If the 2016 Notes Restructuring has not occurred or the 2016 Notes Restructuring has occurred but the Issuer has failed to give notice to the Trustee and the Principal Paying Agent and to the Noteholders in accordance with Condition 15 of the Notes of such completion or failure to complete by 5 January 2016, the Loan shall be repaid, and the Notes shall be redeemed, in full (in each case together with any accrued and unpaid interest or additional amounts) on 15 January 2016 or, if such day is not a business day, the next succeeding business day.

For the avoidance of doubt, the 2016 Notes Restructuring may include any other amendments to the 2016 Notes in addition to extension of maturity of the 2016 Notes and the related loan provided however, that any future increases to the interest rate payable on the 2016 Notes and the related loan shall not exceed the maximum interest rate established by the NBU;

2.	In the event that the 2016 Notes Restructuring has occurred, and notice thereof has been given by the Issuer under the Trust Deed to the Trustee and the Principal Paying Agent and to the Noteholders in accordance with Condition 15 on or before 5 January 2016, amortised repayment provisions in the Loan Agreement and a corresponding amortised redemption provision under the Notes shall become effective. This will consist of a repayment of 20 per cent. of the outstanding principal amount of the Loan on 23 August 2016, 20 per cent. of the outstanding principal amount of the Loan on 23 February 2017, 15 per cent. of the outstanding principal amount of the Loan on 23 May 2017, 15 per cent. of the outstanding principal amount of the Loan on 23 August 2017, 15 per cent. of the outstanding principal amount of the Loan on 23 November 2017 and 15 per cent. of the outstanding principal amount of the Loan on 23 January 2018 (with corresponding payments being made to Noteholders under the Notes);
3.	Amendments to increase the interest rate payable on the Loan from 9.375 per cent. to 10.25 per cent. and the corresponding interest rate increase under the Notes with effect from the Effective Date and to pay accrued and unpaid interest on the Notes up to (but excluding) the Effective Date, such accrued and unpaid interest shall be payable to holders of the Notes on the First Interest Payment Date along with interest in respect of the First Interest Period (each as defined in the Notice of the Meeting); and

All other consequential changes to the Conditions, the Loan Agreement, the Trust Deed or the Agency Agreement as are necessary for or expedient to the modifications set out above in paragraphs (1) to (3) above.

Noteholders are advised to refer to the Memorandum for meanings of defined terms in this announcement, the full terms of the Solicitation and the procedures related thereto. Capitalised terms used but not otherwise defined herein shall be deemed to have the same meanings as set out in the Memorandum.

Expected Timetable (assuming the Meeting is not adjourned)

Launch Date/Announcement of the Solicitation 21 August 2015

Expiration Time and Expiration Date 4.00 p.m. (London time) on 2 September 2015

Date and time of the Meeting 4.00 p.m. (London time) on 7 September 2015

The announcement via the Clearing Systems As soon as reasonably practicable after the of the results of the Meeting Meeting.

Effective Date On or around 15 September 2015

Settlement Date On or around 16 September 2015

Solicitation Agent:

Any questions regarding the terms of any of the Proposal or the Solicitation may be directed to the Solicitation Agent at the addresses and telephone numbers specified below:

COMMERZBANK AKTIENGESELLSCHAFT
Tel: +49 69 136 59920

E-mail: liability.management@commerzbank.com

Tabulation Agent:

Noteholders may obtain copies of the Memorandum and the Notice of Meeting from the Tabulation Agent:

LUCID ISSUER SERVICES LIMITED
Tel: +44 (0) 20 7704 0880

Email: privatbank@lucid-is.com

THIS ANNOUNCEMENT DOES NOT CONSTITUTE AN INVITATION TO PARTICIPATE IN THE CONSENT SOLICITATION.

THE DISTRIBUTION OF THIS ANNOUNCEMENT IN CERTAIN JURISDICTIONS MAY BE RESTRICTED BY LAW. PERSONS INTO WHOSE POSSESSION THIS ANNOUNCEMENT COMES ARE REQUIRED TO INFORM THEMSELVES ABOUT, AND TO OBSERVE, ANY SUCH RESTRICTIONS.